================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                                   ----------

                                    ICO, INC.
                                (Name of Issuer)


Common Stock, with no par value                              449294206
(Title of class of securities)                             (CUSIP number)


                            Christopher N. O'Sullivan
                           TRAVIS STREET PARTNERS, LLC
                                 Bank One Center
                          910 Travis Street, Suite 2150
                              Houston, Texas 77002
                                 (713) 759-2030
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  with copy to:
                              Steven D. Rubin, Esq.
                           Eugene F. COwell III, Esq.
                           Weil, Gotshal & Manges LLP
                            700 Louisiana, Suite 1600
                              Houston, Texas 77002
                                 (713) 546-5000


                                  June 7, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 26 pages)

================================================================================


77968.0003

                ------------------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON                                                Travis Street Partners, LLC
                SS OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON                                                             76-0657668
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        WC
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Texas
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             1,158,300
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       1,158,300
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             1,158,300
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   5.11%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               00
                ------------------------------------------------------------------------------------------------------




                                       2


                ------------------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON                                                Timothy J. Gollin
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON                                                               ###-##-####
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        PF, OO
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   United States
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             1,158,300
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       1,158,300
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             1,158,300
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   5.11%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               IN
                ------------------------------------------------------------------------------------------------------




                                       3


                ------------------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON                                                Christopher N. O'Sullivan
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON                                                          ###-##-####
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        PF, OO
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   United States
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             1,158,300
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       1,158,300
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             1,158,300
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   5.11%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               IN
                ------------------------------------------------------------------------------------------------------




                                       4


                ------------------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON                                               Global Undervalued Securities
                S.S. OR I.R.S. IDENTIFICATION NO.                                      Master Fund, L,.P.
                OF ABOVE PERSON                                                          52-2294219
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        WC
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Cayman Islands
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             497,850
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       497,850
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             497,850
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.19%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               PN
                ------------------------------------------------------------------------------------------------------





                                       5


                ------------------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON                                                Global Undervalued Securities
                S.S. OR I.R.S. IDENTIFICATION NO.                                       Fund, L.P.
                OF ABOVE PERSON                                                          98-0167993
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        WC
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Cayman Islands
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             497,850
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       497,850
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             497,850
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.19%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               PN
                ------------------------------------------------------------------------------------------------------






                                       6


                ------------------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON                                                Global Undervalued Securities
                S.S. OR I.R.S. IDENTIFICATION NO.                                       Fund, Ltd.
                OF ABOVE PERSON
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        WC
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Cayman Islands
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             497,850
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       497,850
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             497,850
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.19%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               CO
                ------------------------------------------------------------------------------------------------------





                                       7


                ------------------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON                                               Global Undervalued Securities
                S.S. OR I.R.S. IDENTIFICATION NO.                                      Fund, (QP), L.P.
                OF ABOVE PERSON                                                          52-2294217
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        WC
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Cayman Islands
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             497,850
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       497,850
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             497,850
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.19%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               PN
                ------------------------------------------------------------------------------------------------------





                                       8


                ------------------------------------------------------------------------------------------------------
                NAME OF REPORTING PERSON                                      Kleinheinz Capital Partners LDC
      1         S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON                                                          52-2294216
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        AF
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Cayman Islands
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             497,850
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       497,850
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             497,850
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.19%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               CO
                ------------------------------------------------------------------------------------------------------







                                       9


                ------------------------------------------------------------------------------------------------------
                NAME OF REPORTING PERSON                                      Kleinheinz Capital Partners, Inc.
      1         S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON                                                          75-2633745
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        AF
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Texas
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             497,850
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       497,850
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             497,850
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.19%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               CO
                ------------------------------------------------------------------------------------------------------






                                       10


                ------------------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON                                                        John B. Kleinheinz
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON                                                                    ###-##-####
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        AF
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   United States
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             497,850
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       497,850
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             497,850
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.19%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               IN
                ------------------------------------------------------------------------------------------------------





                                       11


                -----------------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON                                                     J. Kenneth Phillips
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON                                                                    ###-##-####
                -----------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                -----------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                -----------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        AF
                -----------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                -----------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   United States
                -----------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                -----------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             497,850
   OWNED BY
                -----------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                -----------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       497,850
                -----------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             497,850
                -----------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                -----------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.19%
                -----------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               IN
                -----------------------------------------------------------------------------------------------------


                     This Amendment No. 8 ("Amendment No. 8") amends the Statement on Schedule 13D filed on December 29, 2000 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on January 12, 2001, Amendment No. 2 filed on January 19, 2001, Amendment No. 3 filed on February 1, 2001, Amendment No. 4 filed on February 9, 2001, Amendment No. 5 filed on February 20, 2001, Amendment No. 6 filed on April 11, 2001 and Amendment No. 7 filed on May 9, 2001 (as amended, the "Schedule 13D") by and on behalf of the following persons:
Travis Street Partners, LLC ("TSP"), Timothy J. Gollin ("Gollin"), Christopher
N. O'Sullivan (individually "O'Sullivan"; together with Gollin, the "TSP Managers"; and together with Gollin and TSP, the "TSP Reporting Persons"), Global Undervalued Securities Master Fund, L.P. ("Global"), Global Undervalued Securities Fund, L.P. ("Global L.P."), Global Undervalued Securities Fund, Ltd. ("Global Ltd."), Global Undervalued Securities Fund (QP), L.P. ("Global QP"), Kleinheinz Capital Partners LDC ("KC LDC"), Kleinheinz Capital Partners, Inc., a Texas corporation ("KC Inc."), John B. Kleinheinz ("Kleinheinz") and J. Kenneth Phillips (individually "Phillips"; together with Global, Global L.P., Global Ltd., Global QP, KC LDC, KC Inc. and Kleinheinz, the "Global Reporting Persons"; and the Global Reporting Persons, together with the TSP Reporting Persons the "Reporting Persons").

                     Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. As used herein, the "Company" shall mean ICO, Inc.

ITEM 2.              IDENTITY AND BACKGROUND

                     Item 2 of the Schedule 13D is amended by amending and restating the first and second paragraphs thereof in their entirety to read as follows:

                     This statement is being filed by and on behalf of Travis Street Partners, LLC ("TSP"), Timothy J. Gollin ("Gollin"), Christopher N. O'Sullivan (individually "O'Sullivan"; together with Gollin, the "TSP Managers"; and, together with Gollin and TSP, the "TSP Reporting Persons"), Global Undervalued Securities Master Fund, L.P. ("Global"), Global Undervalued Securities Fund, L.P. ("Global L.P."), Global Undervalued Securities Fund, Ltd. ("Global Ltd."), Global Undervalued Securities Fund (QP), L.P. ("Global QP"), Kleinheinz Capital Partners LDC ("KC LDC"), Kleinheinz Capital Partners, Inc., a Texas corporation ("KC Inc."), John B. Kleinheinz ("Kleinheinz") and J. Kenneth Phillips (individually "Phillips"; together with Global, Global L.P., Global Ltd., Global QP, KC LDC, KC Inc. and Kleinheinz, the "Global Reporting Persons" ; and the Global Reporting Persons together with the TSP Reporting Persons, the "Reporting Persons"). TSP is a Texas limited liability company, the managers of which are the TSP Managers. The principal business of TSP is the making, holding and disposing of investments, including securities of the Company. The present principal occupation of Gollin is President, CEO and Secretary of the Company. The present principal occupation of O'Sullivan is Vice Chairman of the Board of Directors and Chief Financial Officer of the Company and President and CEO of O'Sullivan Oil & Gas Company, Inc. Global is a Cayman Islands exempted limited partnership. Global L.P. is a Cayman Islands exempted limited partnership. Global Ltd. is a Cayman Islands exempted company. Global QP is a Cayman Islands exempted limited partnership. KC LDC is a Cayman Islands exempted limited duration company. KC Inc. is a Texas corporation. The principal business of each of Global, Global L.P., Global, Ltd., Global QP and KC LDC is the making, holding and disposing of investments, including, securities of the Company. The principal business of KC Inc. is directing the investments of Global. The principal occupation of Kleinheinz is President and CEO of KC Inc. The principal occupation of Phillips is Chief Financial Officer of KC Inc. During the last five years, none of the Reporting Persons has (a) been convicted in a criminal proceeding or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                     The business address of Gollin is 11490 Westheimer, Suite 1000, Houston, Texas 77002. The business address of each of O'Sullivan and TSP is Bank One Center, 910 Travis Street, Suite 2150, Houston, Texas 77002. The business address of each of the Global Reporting Persons is c/o Kleinheinz Capital Partners, Inc., 201 Main Street, Suite 2001, Fort Worth, Texas 76102.

                     Except as indicated above, the information set forth in
Item 2 of the Schedule 13D remains unchanged.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                     Item 6 of the Schedule 13D is amended and restated in its entirety to read as follows:

                     To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except that (i) TSP and the Global Reporting Persons are parties to an agreement providing, among other things, for advance consultation between the parties in respect of the acquisition, disposition or voting of Shares, a copy of which agreement is attached hereto as Exhibit 7, and (ii) TSP is a party to a standstill agreement with Asher O. Pacholder, Sylvia A. Pacholder, Robin E. Pacholder, Tom D. Pacholder, David M. Gerst and Pacholder Associates, Inc. (collectively, the "Pacholders"), a copy of which is attached hereto as Exhibit
9. The business and affairs of TSP are conducted in accordance with the Regulations of Travis Street Partners, LLC, which provide generally for customary rights of the members thereof in respect of distributions by, or upon the dissolution of, TSP. In addition, as described in Item 3, a letter agreement exists between Gollin and A. John Knapp with respect to capital contributions made by Gollin to TSP with respect to Gollin's membership interest in TSP.

                     Except as indicated above, the information set forth in
Item 6 of the Schedule 13D remains unchanged.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS

                    The following Exhibits are filed herewith:

                    9.     Standstill Agreement among TSP and the Pacholders.



             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.


Dated: June 7, 2001

                                TRAVIS STREET PARTNERS, LLC

                                By: /s/ Christopher N. O'Sullivan
                                    -------------------------------------------
                                    Christopher N. O'Sullivan
                                    Manager


                                    /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin


                                    /s/ Christopher N. O'Sullivan
                                    -------------------------------------------
                                    Christopher N. O'Sullivan


                                GLOBAL UNDERVALUED SECURITIES MASTER FUND, L.P., a Cayman Islands exempted limited partnership

                                By: Travis Street Partners, LLC
                                    Attorney-in-Fact

                                By: /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin
                                    Manager



                                GLOBAL UNDERVALUED SECURITIES FUND, L.P., a
                                Cayman Islands exempted limited partnership

                                By: Travis Street Partners, LLC
                                    Attorney-in-Fact

                                By: /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin
                                    Manager

                                GLOBAL UNDERVALUED SECURITIES FUND, LTD., a
                                Cayman Islands exempted company

                                By: Travis Street Partners, LLC
                                    Attorney-in-Fact

                                By: /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin
                                    Manager



                                GLOBAL UNDERVALUED SECURITIES FUND (QP), L.P., a Cayman Islands exempted limited partnership

                                By: Travis Street Partners, LLC
                                    Attorney-in-Fact

                                By: /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin
                                    Manager



                                KLEINHEINZ CAPITAL PARTNERS LDC, a Cayman
                                Islands exempted limited duration company

                                By: Travis Street Partners, LLC
                                    Attorney-in-Fact

                                By: /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin
                                    Manager



                                John B. Kleinheinz

                                By: Travis Street Partners, LLC
                                    Attorney-in-Fact

                                By: /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin
                                    Manager

                                J. Kenneth Phillips

                                By: Travis Street Partners, LLC
                                    Attorney-in-Fact

                                By: /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin
                                    Manager



















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